                                   Exhibit (a)

Contacts:
Rick Stewart                           Darren Cunningham
Chief Executive Officer                Acting Chief Financial Officer
Amarin Corporation plc                 Amarin Corporation plc
Phone: +44 (0) 20 7907 2440            Phone: +44 (0) 20 7907 2455
Email: rick.stewart@amarincorp.com     email: darren.cunningham@amarincorp.com


                  AMARIN CORPORATION REPORTS FOURTH QUARTER AND
                        FULL YEAR 2002 FINANCIAL RESULTS
                                       ---
             Revenues Increased 15 Percent to $65.4 Million in 2002
                                       ---
                One time non-cash exceptional charge on Permax'r'

LONDON, United Kingdom, February 27, 2002 -- Amarin Corporation plc (NASDAQ:
AMRN) today announced its fourth quarter and full year 2002 financial results. Revenues for the fourth quarter ended December 31, 2002 were $13.9 million compared to $17.1 million in the fourth quarter 2001. For the quarter, net loss (before non-recurring items) was $4.0 million, or a loss of $0.43 per American Depository Share (ADS), versus net income (before non-recurring items) of $2.9 million, or $0.25 per ADS for the fourth quarter 2001.

For the fiscal year 2002, total revenues increased 15% to $65.4 million, compared with $56.9 million in 2001. Net income (before non-recurring items) was $0.8 million and corresponding diluted earnings per ADS were $0.07. This is compared with net income (before non-recurring items) of $13.1 million and corresponding diluted earnings per ADS of $1.16 in 2001.

The Company generated $11.6 million in operating cash flows during 2002, being the amount of EBITDA before non-recurring items. At year-end 2002 the Company had total assets of $97.2 million, cash of $24.3 million and receivables of $15.3 million.

"Amarin successfully built a first class neurology sales and marketing infrastructure in 2002, establishing excellent relationships with key movement disorder thought-leaders and neurologists. Amarin's neurology sales force has achieved a strong reputation in the field against large pharmaceutical company competition. Additionally, we built the clinical development & regulatory capabilities to support our product development activities," said Rick Stewart, chief executive officer. "The recently announced equity financing and restructuring of Elan obligations, which are not reflected in these results, improved net assets by approximately $28 million giving us additional financial flexibility to execute the strategy. In a challenging year, we managed a double-digit percent increase in revenue maintaining strong revenues from Permax despite the threat of generic competition. We also worked with our partners to file the NDA for Zelapar and progress the development of LAX-101"

"The key priorities in 2003 are to maximise the probability of successful product launches for Zelapar and progress with an additional Phase III clinical trial for LAX-101 in Huntington's disease; to further expand the sales force on the launch of Zelapar and to refill our neurology product development pipeline with high-quality development candidates," Stewart continued.

In the fourth quarter of 2002, the Company recorded a non-cash, one time impairment charge which included a $38.4 million impairment in relation to the value of the Permax intangible asset. The charge was calculated in accordance with FRS 11 (UK GAAP) `Impairment of Fixed Assets and Goodwill' and also meets the requirements of FAS 144 (US GAAP) `Accounting for Impairment and Disposal of Long-lived Assets'. As prescribed in FRS 11 the launch of a generic is a `trigger' event which necessitates, where appropriate, a revision to the carrying value of the intangible. During the fourth quarter 2002 the Company provided $3.1 million for UK capital gains tax relating to the disposal of the UK transdermal business. The Company also released a $1 million provision taken in anticipation of a contingent liability relating to the discontinued transdermal business, which is not expected to crystallize.

The Company recorded a foreign exchange gain of $2.1 million, or $0.18 per diluted ADS, during the fourth quarter of 2002. The foreign exchange gain arises on the translation of the Group's assets and liabilities into U.K. Pounds Sterling at the end of the quarter. As of January 1 2003, Amarin changed its functional currency to U.S. dollars, and this will reduce the effect of foreign exchange rates on U.S. dollar amounts from that date forward.

After these non-recurring items, the Company reported a net loss of $42.8 million and loss per ADS of $4.60 for the fourth quarter of 2002. For the year, the Company reported a net loss of $37.2 million and loss per ADS of $4.00.

In 2002, product revenues were $57.5 million, of which Permax contributed $41.2 million, an increase of 39% over 2001. Legacy products (non-therapeutically focused, directly marketed products) contributed the remaining $16.3 million. The Company's Swedish product development subsidiary, Amarin Development AB achieved revenues of $7.0 million, an increase of 15%. There were no revenues from discontinued operations during the year.

The increase in direct cost of sales in 2002 predominantly represents the increased cost of goods associated with the increased revenues resulting from Permax sales. Selling, general and administrative expense (excluding amortisation and non-recurring items) increased to $22.9 million. This increase resulted primarily from the inclusion of a full year's costs in 2002 of the Company's sales and marketing infrastructure and specialty sales force versus only the fourth quarter in 2001. The increase in research and development expense for the year resulted, in part, from additional contract research activities in Sweden, and the enlargement of the regulatory and medical function in the US. Under Amarin's strategic development partnering agreements, research and development expense for Amarin's Phase III pipeline products are principally the responsibility of Amarin's development partners. Amarin does not have any interests in joint venture vehicles or off-balance sheet entities.

Since the end of the third quarter of 2002, Amarin Corporation:

-    Closed a $21.2 million equity private placement

-    Announced a restructuring of its obligations with Elan Corporation

- Announced that, LAX-101, a novel treatment for Huntington's disease requires an additional Phase III trial following a meeting with the FDA.

- Announced that Zelapar, the novel treatment for Parkinson's disease for which Amarin has exclusive U.S. option rights, has received an approvable letter from the FDA

Permax'r' (pergolide mesylate tablets) is a dopamine receptor agonist indicated as adjunctive therapy in the management of Parkinson's disease. Zelapar'TM' (selegiline orally disintegrating tablets), an MAO-B inhibitor, is a potential adjunct treatment for Parkinson's disease

Amarin Corporation, plc is a specialty pharmaceutical company focused on neurology and pain management. The company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. Amarin has eleven pharmaceutical products on the US market along with a development pipeline that includes two late-stage candidates: Zelapar'TM' (selegiline orally disintegrating tablets), for Parkinson's disease and LAX-101, a proprietary compound for Huntington's Disease.

For press release and other Company information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2001 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.

                                      # # #

                                  Amarin Corporation plc
     Period Ended 31st December 2002 Selected Data (UK GAAP -  UNAUDITED)



INCOME STATEMENT                                                               Three months ended      Twelve months ended
                                                                                '31st December           '31st December

                                                                                   2001        2002        2001       2002
                                                                                  $'000       $'000       $'000      $'000
REVENUE
              Licensing & Development Fees                                          325         768       2,143      3,331
              Royalties & Product Sales                                          15,412      13,106      51,602     62,110
                                                                                --------------------   --------------------
              Total revenues from continuing operations                          15,737      13,874      53,745     65,441

              Revenues from discontinued operations                               1,330         -         3,237        -
                                                                                --------------------   --------------------
              Total Revenues                                                     17,067      13,874      56,982     65,441

COST OF SALES
              Direct Costs                                                        6,853       5,701      21,444     25,445
              Inventory write off provision                                         -           -           -        4,654
                                                                                --------------------   --------------------
              Total Cost of sales from continuing operations                      6,853       5,701      21,444     30,099

GROSS PROFIT                                                                     10,214       8,173      35,538     35,342

OPERATING EXPENSES
              Selling, General & Administrative                                   4,904       6,741      12,513     22,924
              Amortisation of intangible fixed assets                              (410)      2,569       2,273      7,541
              Exceptional amortisation of intangible fixed asset                 18,123         -        18,123        -
              Exceptional impairment charge of intangible fixed asset               -        38,782         -       38,782
              Exceptional restructuring provision                                   -           -           -          510
                                                                                --------------------   --------------------
              Total selling, general & administration expenses                   22,617      48,092      32,909     69,757

              Research & Development                                              1,022       1,959       4,134      6,213
                                                                                --------------------   --------------------
              Total research & development expenses                               1,022       1,959       4,134      6,213

              Operating expenses from discontinued operations                     1,630         -         2,572        (28)
              Provision for terminating discontinued operations                  (1,070)        -        (1,070)       -
                                                                                --------------------   --------------------
              Total operating expenses from discontinued operations                 560         -         1,502        (28)
                                                                                --------------------   --------------------
TOTAL OPERATING EXPENSES                                                         24,199      50,051      38,545     75,942

OPERATING (LOSS) from continuing operations                                     (14,755)    (41,878)     (4,742)   (40,628)
OPERATING INCOME from discontinued operations                                       770         -         1,735         28

OPERATING (LOSS)                                                                (13,985)    (41,878)     (3,007)   (40,600)

              Interest & Investment income received/(paid) (net)                     (6)       (913)        365     (1,959)
              Foreign exchange (loss) / gain                                       (451)      2,129        (451)     8,081
              Exceptional (loss) / gain on disposal of discontinued operations   (1,299)        966      (1,299)       966

INCOME/(LOSS) BEFORE TAXES                                                      (15,741)    (39,696)     (4,392)   (33,512)
              Income Taxes paid                                                     402       3,021         485      3,535
              Dividends payable                                                      46          79         180        122
                                                                                --------------------   --------------------
NET INCOME/(LOSS) FOR PERIOD                                                    (16,189)    (42,796)     (5,057)   (37,169)
                                                                                ====================   ====================

WEIGHTED AVERAGE
NUMBER OF DILUTED SHARES -Thousands                                              11,756      11,838      11,254     11,832

INCOME/(LOSS) PER ADS (BASIC AND DILUTED)                                         (1.39)      (4.60)      (0.46)     (4.00)

OPERATING INCOME/(LOSS) (before non-recurring items)                              3,368      (3,096)     13,381      3,318
NET INCOME/(LOSS) FOR PERIOD (before non-recurring items)                         2,914      (4,018)     13,081        793
EBITDA (before non-recurring items)                                               3,089        (313)     16,227     11,600
INCOME/(LOSS) PER ADS (before non-recurring items)                                 0.25       (0.43)       1.16       0.07

                          SELECTED BALANCE SHEET DATA                                   $'000

                          Working capital                                                   (17,900)
                          Cash & receivables                                                 39,613
                          Total assets                                                       97,180
                          Long-term obligations:                                            (38,149)
                          Stockholders' equity                                               (6,208)



INCOME STATEMENT RECONCILIATIONS                                               Three months ended      Twelve months ended
                                                                                '31st December            '31st December

                                                                                   2001        2002        2001       2002
                                                                                  $'000       $'000       $'000      $'000
NET INCOME/(LOSS) FOR PERIOD                                                    (16,189)    (42,796)     (5,057)   (37,169)
Less non-recurring items
              Exceptional amortisation of intangible fixed asset                 18,123         -        18,123          -
              Exceptional impairment charge of intangible fixed asset               -        38,782         -       38,782
              Inventory write off provision                                         -           -           -        4,654
              Exceptional restructuring provision                                   -           -           -          510
              Operating result from discontinued operations                        (770)        -        (1,735)       (28)
              Exceptional (loss) / gain on disposal of discontinued operations    1,299        (966)      1,299       (966)
              Tax on disposal of discontinued operations including interest         -         3,091         -        3,091
              Foreign exchange                                                      451      (2,129)        451     (8,081)
                                                                                --------------------   --------------------
NET INCOME/(LOSS) FOR PERIOD (before non-recurring items)                         2,914      (4,018)     13,081        793

OPERATING (LOSS)                                                                (13,985)    (41,878)     (3,007)   (40,600)
Less non-recurring items
              Exceptional amortisation of intangible fixed asset                 18,123         -        18,123        -
              Exceptional impairment charge of intangible fixed asset               -        38,782         -       38,782
              Inventory write off provision                                         -           -           -        4,654
              Exceptional restructuring provision                                   -           -           -          510
              Operating result from discontinued operations                        (770)        -        (1,735)       (28)
                                                                                --------------------   --------------------
OPERATING INCOME/(LOSS) before non-recurring items                                3,368      (3,096)     13,381      3,318

OPERATING (LOSS)                                                                (13,985)    (41,878)     (3,007)   (40,600)
Less non cash items
              Amortisation of intangible fixed assets                              (410)      2,569       2,273      7,541
              Depreciation                                                          131         214         573        741
Less non-recurring items
              Exceptional amortisation of intangible fixed asset                 18,123         -        18,123        -
              Exceptional impairment charge of intangible fixed asset               -        38,782         -       38,782
              Inventory write off provision                                         -           -           -        4,654
              Exceptional restructuring provision                                   -           -           -          510
              Operating result from discontinued operations                        (770)        -        (1,735)       (28)
                                                                                --------------------   --------------------
EBITDA (before non-recurring items)                                               3,089        (313)     16,227     11,600
